SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Commercial Proposal

RJ – 0151/10

Client: **GAFISA S.A.**

C/O: **Mr. Alberto de Oliveira Neto**

www.apsis.com.br

Proposal RJ–0151/10

Rio de Janeiro, February 15, 2010

GAFISA S.A.
Av. Nações Unidas, 8.501 – 19º andar, Alto Pinheiros
São Paulo - SP

C/O: Alberto de Oliveira Neto

Dear Alberto,

As per your request, we are pleased to present to you our proposal for the provision of equity consulting services.

APSIS

For over 30 years Apsis has provided consulting services to the largest and major companies in Brazil, Latin America and Europe in the appraisal of companies, trademarks and other intangible assets, in addition to carrying out the equity valuation of assets, consultancy and real estate business, fixed asset management and corporate sustainability. Our expert team is highly qualified and up to date with market changes.

We follow the international standards set forth by the ASA – American Society of Appraisers (Washington, DC) through the USPAP – Uniform Standards of Professional Appraisal Practice, as well as ethical standards. We are members of IBAPE – Brazilian Institute of Engineering Appraisals and Investigation, a class union formed by engineers, architects and authorized companies that operate in the areas of appraisal and investigation, whose standards were developed according to the basic principles of the international standards set forth by the IVSC – International Valuation Standards Committee and by the UPAV –Pan American Union of Appraisal Associations, IVSC’s international committee on appraisal standards, integrated by national entities of the American continent dedicated to the appraisal of routinely adopted procedures in Brazil.

Adoption of IFRS International Standards and Law no. 11.638/07

With experience and international exchange on the consultancy market, APSIS has been advising Brazilian companies, providing specialized services on projects related to the international accounting convergence process standardized by Law no. 11.638, by pronouncements of the CPC – Brazilian Accounting Pronouncements Committee, by International Standards set forth by the IFRS – International Financial Reporting Standards, by IAS International Standards, by SIC Technical Interpretations and by IFRIC Technical Interpretations. We perform services for the following purposes:

  Impairment Test – Reduction to the Recoverable Value of Assets (CPC 01, IAS 36)
  Appraisal of Intangible Assets (CPC 04, IAS 38)
  Leasing – Leasing Operations (CPC 06, IAS 17)
  Valuation for Purchase Price Allocation (PPA - Purchase Price Allocation)
  Business Combinations – Intangible Assets and Goodwill (CPC 15, IFRS 3)
  Fixed Assets (CPC 27, IAS 16)
  Investment Property (CPC 28, IAS 40)
  Calculation of Economic Life and Residual Value (CPC 13)
  Assessment of Biological Assets (IAS 41)
  Assessment of Mineral Deposits (IFRS 6)

Company Appraisal

  Adoption of International Accounting Standards (Law no.11.638/07, IFRS, SFAS)
  Valuation for Purchase Price Allocation (PPA – Purchase Price Allocation)
  Rationale for Goodwill (IRS Regulations, Law no. 11.638/07 and CPC 15)
  Mergers and Acquisitions (M&A)
  Corporate Restructuring (Corporate Law)
  Allocation of Intangible Asset Values (FASB no. 141 and no. 142)
  Study of Economic and Financial Feasibility
  Survey and Assessment of Liabilities for Due Diligence

Appraisal of Trademarks and other Intangible Assets

  Adoption of International Financial Accounting Standards (Law 11.638/07, IFRS, SFAS)
  Valuation for Purchase Price Allocation (PPA – Purchase Price Allocation)
  Rationale for Goodwill (IRS Regulations, Law no. 11.638/07 and CPC)

  Appraisal of Intangible Assets (CPC 04, IAS 38)
  Business Combinations – Intangible Assets and Goodwill (CPC 15, IFRS 3)
  Allocation of Intangible Asset Values (FASB no. 141 and no. 142)

Real Estate Business

  Real Estate Appraisal and Market Research
  Lease Renegotiation
  Real Estate Product Prospecting(Tenant Representation)
  Built to Suit Real Estate (Built-to-suit)
  Demobilization and Property Leasing (Sale and Leaseback)
  Vocational Studies and Project Feasibility
  International Appraisals with ARGUS VALUATION SOFTWARE
  Rating and Investment Property (CPC 28, IAS 40)
  Assessment of Mineral Deposits (IFRS 6)

Fixed Asset Management

  Accounting Base
  Equity Inventory and Identification
  Conciliation of Physical x Accounting Data
  Systematization
  Equity Auditing
  Equity Outsourcing (management outsourcing)
  Impairment Test – Reduction to the Recoverable Value of Assets (CPC 01, IAS 36)
  Calculation of Economic Life and Residual Value (CPC 13)
  Fixed Asset Management System

Corporate Sustainability

The business world is increasingly aware of its rights, understanding that success is the balance among profitability, environmental efficiency and social justice. The result is the era of SUSTAINABLE DEVELOPMENT. This basic tripod – PATRIMONIAL – ENVIRONMENTAL – SOCIAL – enhances perception of the company, its image and reputation before the community and stakeholders. Apsis’s goal is to act strategically at these 3 levels, adding new services in the areas of ENVIRONMENTAL MANAGEMENT and SOCIAL MANAGEMENT to property and financial systems.

Main Clients

ALL - AMÉRICA LATINA LOGÍSTICA	GRUPO BRASCAN
ALLIANT ENERGY	GRUPO BUNGE
ALIANSCE SHOPPING CENTERS	GRUPO COSAN
ANDRADE GUTIERREZ	GRUPO GERDAU
ANGRA PARTNERS	GRUPO EBX - MMX
ANHANGUERA EDUCACIONAL PARTICIPAÇÕES	GRUPO ETERNIT
AMBEV	GRUPO MULTIPLAN
ARCELOR MITTAL	GRUPO OI TELEMAR
AXXON GROUP	GRUPO QUATTOR
BMA - BARBOSA, MÜSSNICH & ARAGÃO	GRUPO ULTRAPAR – ULTRAGAZ, IPIRANGA
ADVOGADOS	GRUPO VOTORANTIM
B2W - AMERICANA.COM, SUBMARINO, SHOPTIME	HSBC BANK BRASIL
BANCO BRADESCO	IBMEC EDUCACIONAL
BANCO DO BRASIL	IDEIASNET
BANCO ITAÚ	IMC DO BRASIL
BHP BILLITON METAIS	INTELIG TELECOM
BMF BOVESPA	IOCHPE MAXION
BNDES	KRAFT FOODS
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E	LOBO & IBEAS ADVOGADOS
CONSULTORES	LOJAS AMERICANAS
BRASIL FOODS - SADIA, PERDIGÃO	LOJAS RENNER
BRASKEM	MAGNESITA
BR MALLS	MATTOS FILHO ADVOGADOS
BR - PETROBRÁS DISTRIBUIDORA	MICHELIN
BTG PACTUAL	MITSUBISHI
CARREFOUR	NESTLÉ
CIELO	PETROBRÁS - PETRÓLEO BRASILEIRO
CLARO	PINHEIRO NETO ADVOGADOS
COCA-COLA	PONTO FRIO - GLOBEX UTILIDADES
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE	PREVI-CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS
MINAS	DO BANCO DO BRASIL
CREDICARD	REPSOL YPF
CREDIT SUISSE FIRST BOSTON	ROLLS-ROYCE ENERGIA
CSN - COMPANHIA SIDERÚRGICA NACIONAL	ROTSCHILD & SONS
CYRELA BRASIL REALTY	SHELL BRASIL
EDP – ENERGIAS DO BRASIL	SOUZA, CESCON AVEDISSIAN, BARRIEU E FLESCH
EMBRATEL - EMPRESA BRASILEIRA DE	ADVOGADOS
TELECOMUNICAÇÕES	TIM BRASIL
ELETROBRÁS	TOTVS
ESSO - EXXON MOBIL	T4F
ESTÁCIO PARTICIPAÇÕES	TRENCH, ROSSI E WATANABE ADVOGADOS
FEMSA BRASIL	ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
FGV - FUNDAÇÃO GETÚLIO VARGAS	VALE
FRESH START BAKERIES	VEIRANO ADVOGADOS
FURNAS – CENTRAIS ELÉTRICAS	VIVO
GAFISA	XAVIER, BERNARDES, BRAGANÇA ADVOGADOS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS

1. Project Scope

To determine the book value of the shares of SHERTIS EMPR. PART. S.A. to be used for the purpose of capital increase in GAFISA S.A., pursuant to, and for the purpose of article 8 and paragraphs of Law no. 6.404/76.

Documents required to accomplish the work:

  Bylaws and/or articles of incorporation;
  Records and drafts of corporate documents;
  Company’s organization chart;
  Audit report; and
  Company’s financial statements involved as of the base date.

2. Methodology

Examination of supporting documentation aiming to verify a bookkeeping done in good form and complying with regulatory, normative and statutory legal provisions which govern the matter, under “Generally Accepted Accounting Principles and Conventions”.

3. Schedule

For accomplishment of the services, we have estimated a period of up to 10 (ten) business days after acceptance of this proposal and supply of the necessary documentation.

4. Fees

The professional fees for performance of the services, comprising all levies (taxes, charges, fees, fiscal and parafiscal contributions), will be fixed at R$4.500,00 (four thousand and five hundred reals) to be paid as follows:

• 100% (one hundred percent) of the total value payable upon delivery of the work;

1st § Invoice Maturity

The invoice due date will occur in 15 business days counted from the receipt thereof. Upon expiration, interest will be charged at 0.3% (zero point three percent) per day on the net value of the invoice plus 2% fine on the value of the invoice for default.

2nd § Start of Services

The start of services will only occur upon receipt of the required documentation.

5. Proposal Validity

This proposal is valid for a period of thirty (30) days counted from the date of its submission.

6. Service Delivery

Service will be delivered in the form of a Digital Report (electronic document in PDF – Portable Document Format, with digital certification). In case the client so requests, APSIS will make available, at no cost and within 48 hours, a printed document in one original counterpart.

Upon receiving the draft report, the client will have 20 days counted from the date of receipt to request any changes. After the referred to period has elapsed, the work will be completed and the document will be converted to a digital report and made available in the client environment on our site.

Digital Certificate: An electronic document that provides proof of identity of a person, company or a site to ensure online transactions and the electronic exchange of documents, messages and data with legal validity. Several segments of the economy already use this certification in their activities. These areas use technology that certifies the authenticity of senders and recipients of electronic documents, ensuring their privacy and inviolability.

A secure electronic document that allows users to communicate and sign documents more quickly, confidentially and with legal validity.

7. Terms:

• APSIS is responsible for maintaining the strictest secrecy with regard to confidential information that it may come in contact with during the performance of the services. For purposes of this proposal, any information that APSIS will have access to in function of the services to be directly or indirectly provided, will be considered confidential. Confidential information includes all types of verbal, written, taped or computerized disclosures or information disclosed by any other manner by the client or obtained from observations, interviews and analysis, including, appropriately and without limitation, all typesetting, machinery, equipment, records, reports, sketches, use of patents and documents, as well as data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible embodiments of any kind.

• The basic parameters relevant to the scope of the service will be determined immediately after acceptance of this proposal to allow planning of the work to be performed. .

• The services performed by APSIS are guaranteed for an undetermined period of time. The company undertakes to make, free of additional charges, any relevant changes to the services provided, if so requested within 30 calendar days after delivery of the final reports.

• The scope of this work has not included audited financial statements or review of work performed by its auditors.

• If the client decides on the termination of this proposal, any payments already made will not be refunded by APSIS, unless misconduct by APSIS is proven in any professional procedure relevant to the professional services subject to this Proposal.

• Costs with travel and lodging outside Grande Rio and São Paulo, where necessary to provide these services, are not included in the value of the PROPOSAL/CONTRACT, and will be charged separately, and are, nevertheless, subject to prior approval by the client. If these arrangements are APSIS’s responsibility, such charges shall be collected by direct debit with presentation of vouchers, and will be exempt from the levying of any taxes, as they do not consist of the object of this contract.

8. Proposal Acceptance and Contracting

Upon acceptance of the proposal, the same should be signed by the applicant’s legal representative and returned to the contracted company with the respective notarized signatures accompanied by all documents necessary for the start and accomplishment of the work. Upon receipt of the proposal, together with all required documentation and receipt of the down payment, the deadline set forth in the THIRD CLAUSE starts to run.

Upon return of this proposal to the contracted company, it acquires the same form of a contract, along the lines of the substantive civil law in force.

9. Choice of Court

The courts of the City of Rio de Janeiro/Capital are hereby elected, with the exclusion of any others, however privileged they may be, to resolve any issues that may arise in the realization of this proposal/contract, as well as all the cases not provided for in this instrument.

In witness whereof, the legal representatives of the companies sign this proposal, which will be automatically converted to a services contract comprising 09 pages in 02 counterparts

Awaiting your reply, we remain.

Yours faithfully,

/s/ ANA CRISTINA FRANÇA DE SOUZA	/s/ RICARDO DUARTE CARNEIRO MONTEIRO
ANA CRISTINA FRANÇA DE SOUZA	RICARDO DUARTE CARNEIRO MONTEIRO
Sócia-Diretora	SóciO-Diretor

Accepted:

Rio de Janeiro,                      2010

Legal Representative:
Title:
CNPJ:

Witness 1:	Witness 2:
CPF:	CPF:

RIO DE JANEIRO – RJ	SÃO PAULO - SP
Rua da Assembleia, 35/12º andar	Alameda Franca, 1467/grupo 44
Centro, CEP: 20011-001	Jardim Paulista, CEP: 01422-001
Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851	Tel.: + 55 11 2626.0510 Fax: + 55 11 3061-5879

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer